Exhibit 99.1
UNDERWRITING AGREEMENT
September 24, 2009
Northgate Minerals Corporation
18 King Street East
Suite 1602
Toronto, Ontario M5C 1C4
Attention:	Jon A. Douglas Senior Vice-President and Chief Financial Officer
     CIBC World Markets Inc. (“CIBC”), Scotia Capital Inc., Canaccord Capital Corporation, Credit Suisse Securities (Canada), Inc., Genuity Capital Markets, Merrill Lynch Canada Inc., Research Capital Corporation, TD Securities Inc. and UBS Securities Canada Inc. and (collectively, the “Underwriters” and each individually, an “Underwriter”) hereby severally, and not jointly or jointly and severally, offer to purchase from Northgate Minerals Corporation (the “Corporation”) in the respective percentages set forth in Section 18 hereof, an aggregate of 34,300,000 common shares of the Corporation (each, a “Common Share”) at a price of $2.92 per Common Share (the “Offering Price”). The aggregate of 34,300,000 Common Shares being purchased by the Underwriters as described in the first sentence of this paragraph are referred to herein as the “Purchased Shares”.
     Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 18 hereof, up to an additional 5,145,000 Common Shares (the “Additional Shares”) at a price of $2.92 per Common Share for the purposes of covering over-allotments. The Over-Allotment Option may be exercised in accordance with Section 13 hereof. The Purchased Shares and the Additional Shares are collectively referred to herein as the “Shares”.
     The Underwriters understand that the Corporation has prepared and filed under and as required by Canadian Securities Laws (as hereinafter defined) with the Canadian Securities Commissions (as hereinafter defined) in each Qualifying Jurisdiction (as hereinafter defined) a short form base shelf prospectus, dated June 5, 2008, in respect of up to $250 million of its debt securities, Common Shares, warrants to purchase equity or debt securities, share purchase contracts and share purchase or equity units in both the English and French languages (such short form base shelf prospectus, including the Documents Incorporated by Reference (as hereinafter defined), the “Canadian Base Prospectus”) and obtained a Passport Receipt (as hereinafter defined) therefor. In addition, the Underwriters understand that the Corporation has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-150994), including the English-language U.S. Base Prospectus (as hereinafter defined) (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), with respect to the Shares in conformity in all material respects with the requirements of the United

States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC promulgated thereunder, which became effective on June 6, 2008 pursuant to Rule 467(b) under the U.S. Securities Act (such registration statement, including the exhibits and any schedules thereto, the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Registration Statement”).
     The Corporation shall (i), concurrently with the execution of this Agreement, prepare and (ii), promptly after the execution of this Agreement (as hereinafter defined) and, in any event, not later than 12:30 p.m. (Toronto time) on the date of this Agreement, file a prospectus supplement, on a basis acceptable to the Underwriters, under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions the English language (such prospectus supplement, including the Documents Incorporated by Reference, the “Canadian Prospectus Supplement” and, together with the Canadian Base Prospectus, the “Canadian Prospectus”), and all other required documents. The Corporation shall also, immediately after the filing of the Canadian Prospectus Supplement and on a basis acceptable to the Underwriters, prepare and file with the SEC the U.S. Prospectus Supplement together with the U.S. Base Prospectus (each, as hereinafter defined) pursuant to General Instruction II.L. of Form F-10 under the U.S. Securities Act (consisting of the Canadian Prospectus Supplement and the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC).
     The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.
     The Corporation and the Underwriters agree that any sales or purchases of the Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable United States federal and state securities laws.
     In consideration of the agreement of the Underwriters to purchase the Shares and to offer them to the public pursuant to the Offering Documents (as hereinafter defined) and as otherwise contemplated herein, the Corporation agrees to pay to the Underwriters, at the Closing Time and at the Option Closing Time (as hereinafter defined), if any, a fee (the “Underwriting Fee”) equal to 4.50% of the gross proceeds from the Shares purchased at the Closing Time or the Option Closing Time, as applicable.
     The Underwriters may offer the Shares at a price less than the Offering Price in compliance with Applicable Securities Laws and, specifically in the case of any Shares offered in the Qualifying Jurisdictions (as hereinafter defined), the requirements of NI 44-102 (as hereinafter defined).
Section 1. Terms and Conditions
     The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

(1) Definitions
     Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:
“Additional Shares” has the meaning ascribed thereto in the second paragraph;
“affiliate”, “distribution”, “person” and “subsidiary” have the respective meanings given to them in the Securities Act (Ontario);
“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;
“Applicable Securities Laws” means the Canadian Securities Laws, the U.S. Securities Laws and the applicable securities laws of jurisdictions in which the Shares are permitted to be sold in accordance with this Agreement;
“Applicable Time” means 1:30 p.m. on the date of this Agreement;
“BCBCA” means the Business Corporations Act (British Columbia);
“business day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario or New York, New York;
“Canadian Base Prospectus” has the meaning ascribed thereto in the third paragraph;
“Canadian GAAP” means generally accepted accounting principles in Canada;
“Canadian Offering Documents” means each of the Canadian Base Prospectus, the Canadian Prospectus Supplement, and any Canadian Prospectus Amendment;
“Canadian Prospectus” has the meaning ascribed thereto in the fourth paragraph;
“Canadian Prospectus Amendment” means any amendment to the Canadian Base Prospectus or the Canadian Prospectus Supplement;
“Canadian Prospectus Supplement” has the meaning ascribed thereto in the fourth paragraph;
“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;
“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;
“CDS” has the meaning given to it in Section 12(2);

“CIBC” means CIBC World Markets Inc.;
“Closing Date” means September 30, 2009 or such later date as may be agreed to in writing by the Corporation and the Underwriters;
“Closing Time” means 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Corporation and the Underwriters on the Closing Date;
“Common Shares” means the common shares in the capital of the Corporation;
“Corporation” means Northgate Minerals Corporation;
“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports (other than confidential material change reports) or other documents filed by the Corporation, whether before or after the date of this Agreement, that are or are required to be incorporated by reference into the Canadian Prospectus or the U.S. Prospectus, as applicable;
“Environmental Laws” has the meaning ascribed thereto in Section 9(w);
“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, where applicable;
“Form F-X” has the meaning ascribed thereto in the fifth paragraph;
“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;
“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;
“Governmental Licenses” has the meaning ascribed thereto in Section 9(v);
“Grant Date” has the meaning ascribed thereto in Section (oo);
“Hazardous Materials” has the meaning ascribed thereto in Section 9(w);
“Indemnified Parties” has the meaning ascribed thereto in Section 14;
“Indemnifier” has the meaning ascribed thereto in Section 15(1);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g);
“Material Adverse Change” has the meaning ascribed thereto in Section 9(a);
“material change” means a material change for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in the business, operations or capital of the Corporation on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of any of the Shares and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management who believe that confirmation of the decision by the board of directors of the Corporation is probable;
“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any of the Shares;
“Mineral Rights” means prospecting, exploration, mining and mineral rights, concessions, licenses, permits, consents, approvals and authorizations;
“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;
“NI 43-101” means National Instrument 43-101 — Standards for Disclosure for Mineral Projects;
“NI 44-102” means National Instrument 44-102 — Shelf Distributions;
“NI 52-109” means National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings;
“Non-Purchasing Underwriter” has the meaning ascribed thereto in Section 18;
“NYSE Amex” means the NYSE Amex, LLC;
“OFAC” has the meaning ascribed thereto in Section 9(ii);

“Offering” means the sale of the Shares pursuant to this Agreement;
“Offering Price” has the meaning ascribed thereto in the first paragraph;
“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;
“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;
“Option Plan” has the meaning ascribed thereto in Section (oo);
“Option Closing Date” has the meaning ascribed thereto in Section 13;
“Option Closing Time” has the meaning ascribed thereto in Section 13;
“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph;
“Passport Receipt” means the receipt issued by the Principal Regulator, which is deemed to also be a receipt of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System, for the Canadian Base Prospectus;
“Permitted Free Writing Prospectus” has the meaning ascribed thereto in Section 10(6);
“Principal Regulator” means the British Columbia Securities Commission;
“Qualifying Jurisdictions” means, collectively, each of the provinces and territories of Canada, other than Quebec;
“Registration Statement” has the meaning ascribed thereto in the third paragraph;
“Shares” has the meaning ascribed thereto in the second paragraph;
“SEC” has the meaning ascribed thereto in the third paragraph;
“Securities Commission” means the applicable securities commission or regulatory authority in each of the Offering Jurisdictions, as the case may be;
“Selling Firm” has the meaning ascribed thereto in Section 4(1);
“Shelf Information” has the meaning ascribed thereto in Section 3(1);
“Shelf Procedures” has the meaning ascribed thereto in Section 3(1);
“Stock Options” has the meaning ascribed thereto in Section (oo);
“TSX” means the Toronto Stock Exchange;
“Underwriting Fee” has the meaning ascribed thereto in the seventh paragraph;

“Underwriter Information” means the following information and statements relating solely to the Underwriters and provided by the Underwriters for inclusion in the Offering Documents:
(a) the legal names of the Underwriters on the cover page of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and
(b) the eighth through twelfth paragraphs of the text under the heading “Plan of Distribution” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement concerning price stabilization;
“Unpurchased Shares” has the meaning ascribed thereto in Section 18;
“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
“U.S. Base Prospectus” means, as of any time prior to the Applicable Time, the English-language Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement as amended at such time, including the Documents Incorporated by Reference therein;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“U.S. Offering Documents” means the Registration Statement and the U.S. Prospectus and any U.S. Registration Statement Amendment;
“U.S. Prospectus” means, collectively, the U.S. Base Prospectus included in the Registration Statement together with any Permitted Free Writing Prospectus, and the U.S. Prospectus Supplement to be filed with the SEC by the Corporation pursuant to Section 3(3), including the Documents Incorporated by Reference therein;
“U.S. Prospectus Supplement” means the Canadian Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, to be filed with the SEC by the Corporation pursuant to Section 3(3), including the Documents Incorporated by Reference therein;
“U.S. Registration Statement Amendment” means any amendment to the Registration Statement filed with the SEC during the Offering;
“U.S. Securities Act” has the meaning ascribed thereto in the third paragraph of this Agreement; and
“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(4)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:
Schedule “A” — Matters to be Addressed in the Corporation’s Canadian and U.S. Counsel’s Opinion
Schedule “B” — Form of Lock-Up Agreement
Schedule “C” — Persons Subject to Lock-up Agreements
Schedule “D” — Issuer Free Writing Prospectus
Section 2. The Offering.
     The Shares will be duly and validly created, authorized and issued at the Closing Time and will have attributes and characteristics which conform to the attributes and characteristics contemplated by the Canadian Prospectus.
Section 3. Filing of Prospectuses.
(1)	Filing of Canadian Prospectus Supplement. The Corporation: (i) has elected to rely upon the rules and procedures established pursuant to NI 44-102 (the “Shelf Procedures”); (ii) has prepared and filed the Canadian Base Prospectus with the Canadian Securities Commissions and received the Passport Receipt therefor, in each case omitting the Shelf Information (as hereinafter defined), and other related documents relating to the proposed Offering; (iii) will prepare and file, promptly after the execution of this Agreement and, in any event, not later than 12:30 p.m. on the date of this Agreement with the Canadian Securities Commissions, in accordance with the Shelf Procedures, the Canadian Prospectus Supplement including the Shelf Information; and (iv) will advise the Underwriters promptly when such filings have been made. The Canadian Prospectus Supplement shall be in such form as the Corporation and the Underwriters may mutually agree upon, acting reasonably. The information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which the Passport Receipt has been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement is referred to herein as the “Shelf Information”.

(2)	Compliance with Canadian Securities Laws. The Corporation shall fulfil, to the reasonable satisfaction of Underwriters’ counsel, all legal requirements to be fulfilled by the Corporation to enable the Shares to be offered for sale and sold to the public in each of the Qualifying Jurisdictions by the Underwriters who comply with the Canadian Securities Laws. All legal requirements to enable the Offering of the Shares shall be fulfilled as soon as possible but in any event in each Qualifying Jurisdiction not later than 12:30 p.m. on the date of this Agreement.

(3)	Filing of U.S. Prospectus Supplement. Prior to the termination of the Offering, the Corporation will not file any amendment to the Registration Statement or any supplement (including the U.S. Prospectus or any preliminary prospectus) to the U.S. Base Prospectus unless the Corporation has furnished to the Underwriters a copy of the same and the Corporation shall not use any such proposed amendment or supplement to which the Underwriters or their counsel reasonably object, except as required by applicable U.S. Securities Laws. Subject to the foregoing sentence, the Corporation will cause the U.S. Prospectus Supplement and any supplement thereto to be filed with the SEC via EDGAR pursuant to General Instruction II.L. of Form F-10 under the Securities Act promptly after the execution of this Agreement and, in any event, not later than 12:30 p.m. on the date of this Agreement and will promptly provide reasonable evidence to CIBC of such timely filing (with filing on EDGAR to be conclusive evidence thereof). The Corporation will promptly advise CIBC (1) when the U.S. Prospectus Supplement, and any supplement thereto (if required), shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Securities Act, (2) when, prior to termination of the Offering, any amendment to the Registration Statement shall have been filed or become effective, (3) of any request by the SEC or its staff for any amendment of the Registration Statement or for any supplement to the U.S. Prospectus or for any additional information, (4) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (5) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.
Section 4. Distribution and Certain Obligations of Underwriters.
(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions to purchasers permitted to purchase the Shares in accordance with applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement and in accordance with Applicable Securities Laws in the Offering Jurisdictions and with applicable securities laws in any such other jurisdiction, provided that the Underwriters will not solicit offers to purchase or sell the Shares in any jurisdiction other than the Offering Jurisdictions so as to require registration thereof or filing of a prospectus with respect thereto under the laws of such jurisdiction or which could subject the Corporation to reporting obligations in such jurisdiction or result in the listing of the Corporation’s securities on any exchange other than the TSX and NYSE Amex. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing.

(2)	For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Shares are qualified for distribution in any Qualifying Jurisdiction where a Passport Receipt shall have been obtained from the Principal Regulator following the filing of the Canadian Base Prospectus unless otherwise notified in writing by the Corporation.

(3)	Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Corporation with respect to a default under this Agreement by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be, or by the Corporation.
Section 5. Preparation of Documents
     The Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and approve the form and content of, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement and any Canadian Prospectus Amendment or U.S. Registration Statement Amendment and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws and to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters in such documentation.
Section 6. Deliveries on Filing and Related Matters.
(1)	The Corporation shall cause to be delivered to the Underwriters:
(a)	forthwith when available, copies of the Canadian Prospectus and U.S. Prospectus and any Canadian Prospectus Amendment or U.S. Registration Statement Amendment signed as required by the Applicable Securities Laws, including (to the extent requested by the Underwriters) copies of any documents or information incorporated by reference therein and copies of any other documents filed as required by the Applicable Securities Laws which will be identical in content to the electronic versions filed in the Offering Jurisdictions on SEDAR or EDGAR, as applicable;

(b)	at the time of delivery pursuant to this Section 6 to the Underwriters of the Canadian Prospectus Supplement and U.S. Prospectus Supplement and

any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, a comfort letter from KPMG LLP, dated the date of the Canadian Prospectus Supplement and U.S. Prospectus Supplement and the date of any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, as applicable, and acceptable in form and substance to the Underwriters, with respect to certain financial and numerical information relating to the Corporation contained in the Offering Documents, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities and shall be based on a review by such auditors having a cut-off date not more than three business days prior to the date of the comfort letter.
(2)	Representations of the Corporation as to Offering Documents
     The Corporation represents and warrants to the Underwriters that as of the date hereof and as of the Closing Time (with the same force and effect as if made on and as at such time):
(a)	all information and statements in the Canadian Offering Documents (except the Underwriter Information), at the time such documents were filed or at such time as such documents will be filed with the applicable Canadian Securities Commissions, were or (with respect to Canadian Offering Documents to be filed after the date hereof) will be true and correct, in all material respects, and did not or will not contain any misrepresentations and constituted or will constitute full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Applicable Securities Laws in the Qualifying Jurisdictions;

(b)	the Registration Statement has become effective pursuant to Rule 467(b) under the U.S. Securities Act; the Registration Statement, at the time it became effective, did not, and any Registration Statement Amendment at the time it becomes effective will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, as of its date, as of the Applicable Time, and as of the Closing Date and, if applicable, as of the Option Closing Date, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with Underwriter Information;

(c)	each of the Canadian Offering Documents at the time such document was filed or will be filed with a Canadian Securities Commission complied or will comply in all material respects with the requirements of the Canadian Securities Laws;

(d)	at the time it became effective, the Registration Statement complied and will comply in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(e)	at the time of filing thereof and at the Applicable Time, the U.S. Prospectus, will comply in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(f)	other than the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, the Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the U.S. Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Shares (each such communication by the Corporation or its agents and representatives (other than a communication referred to in clause (i) below) being an Issuer Free Writing Prospectus other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the U.S. Securities Act or Rule 134 under the U.S. Securities Act or (ii) the documents listed on Annex D hereto, each electronic road show and any other written communications approved in writing in advance by the Representatives. Any such Issuer Free Writing Prospectus complied in all material respects with the U.S. Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Prospectus did not, and as of the Closing Date and as of the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with Underwriter Information; each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the U.S. Prospectus;

(g)	the documents incorporated by reference in the Canadian Prospectus, when they were filed with the applicable Canadian Securities Commissions complied in all material respects with the requirements of Canadian Securities Laws, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Canadian Prospectus, when such documents are filed with the applicable Canadian Securities Commissions, will conform in all material respects to the requirements of Canadian Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The documents incorporated by reference in the Registration Statement and the U.S.

Prospectus, when they were filed with or furnished to the SEC conformed in all material respects to the requirements of the U.S. Exchange Act, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement and the U.S. Prospectus, when such documents are filed with the SEC, will conform in all material respects to the requirements of the U.S. Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(h)	as of the date hereof and as of the date of filing of the Canadian Prospectus and the U.S. Prospectus, except as set forth or contemplated in the Canadian Prospectus and the U.S. Prospectus, there has been or will have been no Material Adverse Change since the end of the period covered by the Financial Statements;

(i)	the Corporation was eligible to file a base shelf prospectus under NI 44-102 at the time the Canadian Base Prospectus was filed and is now eligible to file a base shelf prospectus under NI 44-102 and, at the time of filing of the Canadian Prospectus Supplement, there will be no documents required to have been filed under the Canadian Securities Laws in connection with the distribution of the Shares at or prior to such time that will not have been filed as required; and

(j)	the Corporation is subject to Section 13(a) or 15(d) of the U.S. Exchange Act, and the Corporation meets the general eligibility requirements for use of Form F-10; the Corporation is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.
(3)	Commercial Copies
     The Corporation shall cause commercial copies of the Canadian Prospectus and the U.S. Prospectus to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by oral instructions to the printer of such documents prior to the filing of such documents. Such delivery of such documents shall be effected as soon as possible after filing thereof with the Canadian Securities Commissions and the SEC, as applicable, but, in any event on or before 12:00 p.m. (Toronto time) on September 25, 2009, in the case of deliveries to be made in Toronto, Ontario and New York, New York, and on or before 12:00 p.m. (local time) on September 28, 2009, in the case of deliveries to cities other than Toronto, Ontario. Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Canadian Prospectus for the distribution of the Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws and of the U.S. Prospectus for the distribution of the Shares in the United States in compliance with the provisions of this Agreement and U.S. Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Canadian Prospectus Amendment, U.S. Registration Statement Amendment and Issuer Free Writing Prospectus and hereby similarly consents to the Underwriters’ use thereof. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Shares.
(4)	Press Releases
     Subject to compliance with applicable law, during the period commencing on the date hereof and until the Closing Date, the Corporation will promptly provide to the Underwriters a reasonable opportunity to review and comment on drafts of any press releases of the Corporation prior to issuance, provided that such review shall be completed in a timely manner.
Section 7. Regulatory Approvals.
     The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions.
Section 8. Material Change.
(1)	Material Changes During Distribution. During the period from the date of this Agreement to the completion of the distribution of the Shares under the Offering Documents, the Corporation shall promptly notify the Underwriters in writing of:
(a)	any material change (actual, anticipated, contemplated or reasonably threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken as a whole;

(b)	any change in any material fact (including the disclosure of any previously undisclosed material fact), other than information relating solely to an Underwriter, contained in the Offering Documents, which fact or change is, or may be, of such a nature as to render any statement in the Offering Documents misleading or untrue or which would result in a misrepresentation (as defined in the Applicable Securities Laws) therein or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with the Applicable Securities Laws, in each case, as at any time up to and including the date of the completion of the distribution of the Shares under the Offering Documents;

(c)	any fact, other than information relating solely to an Underwriter, which has arisen or been discovered and would have been required to have been stated in either the Canadian Prospectus or the U.S. Prospectus, as the case may be, had the fact arisen or been discovered on, or prior to, the date of the Canadian Prospectus Supplement or the U.S. Prospectus Supplement, as applicable;

(d)	any change in applicable laws materially and adversely affecting, or which would reasonably be expected to materially and adversely affect, the business of the Corporation and its subsidiaries taken as a whole or the Shares or the Offering;

(e)	any material information in relation to the Corporation or the Shares which was undisclosed as of the date of this Agreement; and

(f)	any filing made by the Corporation of information relating to the offering of the Shares with any securities exchange or Governmental Authority in Canada or the United States or any other jurisdiction.
The Corporation shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under the Applicable Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, or other document required to be filed under this paragraph without first obtaining approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or reasonably threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this paragraph.

(2)	Change in Applicable Securities Laws. If during the period of the Offering, there shall be any actual or proposed change in the Applicable Securities Laws which, in the opinion of counsel to the Underwriters or counsel to the Corporation, requires the filing of any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Corporation shall, to the satisfaction of such counsel, promptly prepare and file such Canadian Prospectus Amendment or U.S. Registration Statement Amendment with the appropriate Securities Commissions where such filing is required.
Section 9. Representations and Warranties of the Corporation.
     The Corporation represents and warrants to the Underwriters that as of the date hereof and as of the Closing Time (with the same force and effect as if made on and as at such times):
(a)	except as otherwise disclosed in each of the Canadian Prospectus and the U.S. Prospectus, or any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, as the case may be, subsequent to the respective dates as of which information is given in the Canadian Prospectus and the U.S. Prospectus, or any Canadian Prospectus Amendment and U.S. Registration Statement Amendment, as the case may be: (i) there has been no material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the financial condition, or in the earnings, business, operations, assets, properties, capital, liabilities (contingent or otherwise) or prospects, whether or not arising from transactions in the ordinary course of business, of the Corporation and its subsidiaries, considered as one entity (any such change is called a “Material Adverse Change”); (ii) the Corporation and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business, nor entered into any material transaction or agreement not in the ordinary course of business; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Corporation or, except for dividends paid to the Corporation or other subsidiaries, any of its subsidiaries on any class of share capital or repurchase or redemption by the Corporation or any of its subsidiaries of any class of share capital;

(b)	each of the Corporation and its subsidiaries has been duly incorporated or formed and is validly existing under the laws of the jurisdiction of its incorporation or formation and has power (corporate or other) and authority to own, lease and operate its properties and to conduct its business as described in the Canadian Prospectus and the U.S. Prospectus, except where failure to so own and operate any property or conduct any business would not result in a Material Adverse Change, and, in the case of the Corporation, to enter into and perform its obligations under this Agreement. Each of the Corporation and each subsidiary is duly qualified as a foreign corporation to transact business and is in good standing under the laws of each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except for such jurisdictions where the failure to so qualify or to be in good standing would not, individually or in the aggregate, result in a Material Adverse Change. All of the issued and outstanding share capital of each subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned, except as otherwise expressly disclosed in the Canadian Prospectus and the U.S. Prospectus, and any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim. The Corporation’s principal subsidiaries are the subsidiaries listed in the Corporation’s Annual Information Form for the year ended December 31, 2008;

(c)	except as disclosed in the Offering Documents, other than (i) the shares of its subsidiaries and (ii) other investments of unallocated funds in short term investment grade debt obligations, the Corporation does not own, directly or indirectly, in any material amount individually or in the aggregate, any shares or any other equity or debt securities of any corporation or company or have any equity interest in any firm, partnership (limited, general or otherwise), limited liability company, unlimited liability company, joint venture, association or other entity;

(d)	the Corporation has an authorized capitalization as set forth in each of the Canadian Prospectus and the U.S. Prospectus, of which, as of September 23, 2009, 256,083,817 Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable and no other shares are outstanding. No person, firm or corporation has any agreement or option, or right or privilege

(whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued shares of the Corporation, except as disclosed in the Canadian Prospectus and U.S. Prospectus;

(e)	the Shares have been duly authorized for issuance, sale and delivery to the Underwriters pursuant to this Agreement and, when issued and delivered by the Corporation against payment of the consideration set forth herein, the Shares will be validly issued and fully paid and non-assessable and will conform to the description thereof contained in the Canadian Prospectus and the U.S. Prospectus; the issuance of the Shares is not subject to the preemptive or similar rights of any person;

(f)	the Corporation consents to the use by the Underwriters of the documents referred to in Section 6(1)(a) in connection with the Offering in the Qualifying Jurisdictions in compliance with the terms hereof;

(g)	the Corporation has full corporate right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; this Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of the Corporation, enforceable in accordance with its terms, except as to rights of indemnification and contribution hereunder which may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles;

(h)	KPMG LLP, who have expressed their opinions with respect to the annual financial statements contained in the Canadian Prospectus and the U.S. Prospectus, and any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, as the case may be, are the auditors of the Corporation, are independent within the meaning of the BCBCA and the Applicable Securities Laws and are an independent registered public accounting firm as required by the U.S. Securities Act and the and the Public Company Accounting Oversight Board U.S. Exchange Act and the rules and regulations thereunder;

(i)	the Financial Statements comply in all material aspects with Applicable Securities Laws and present fairly in all material respects the consolidated financial position of the Corporation and its consolidated subsidiaries as of and at the dates indicated and the results of their operations and cash flows for the periods specified. Such financial statements have been prepared in conformity with Canadian GAAP applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto, and the audited consolidated financial statements for the years ended December 31, 2008 and December 31, 2007 have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 of Form 20-F under the U.S. Exchange Act;

(j)	neither the Corporation nor any of its subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except (i) as disclosed or contemplated in the Canadian Prospectus and U.S. Prospectus, or (ii) as incurred in the ordinary course of business by the Corporation or its subsidiaries, as the case may be, and which do not result in a Material Adverse Change;

(k)	except as disclosed in the Canadian Prospectus and U.S. Prospectus, no acquisition has been made by the Corporation during its three most recently completed fiscal years that would be a significant acquisition for the purposes of the Canadian Securities Laws, and no proposed acquisition by the Corporation has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that, if completed by the Corporation at the date of the Canadian Prospectus, would be a significant acquisition for the purposes of the Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Canadian Prospectus pursuant to such laws;

(l)	the Corporation maintains a system of internal control over financial reporting that complies in all material respects with the requirements of NI 52-109 and the U.S. Exchange Act and has been designed by the Corporation’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada. Management of the Corporation assessed internal control over financial reporting of the Corporation as of December 31, 2008 and concluded internal control over financial reporting was effective as of such date. The Corporation is not aware of any material weaknesses in its internal control over financial reporting;

(m)	the Corporation maintains disclosure controls and procedures that comply with the requirements of NI 52-109 and the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2008;

(n)	neither the Corporation nor any of its subsidiaries is in breach or violation of, and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of (i) the constating documents or by-laws of the Corporation or any of its subsidiaries, as the case may be, or any resolution of the directors or shareholders of the Corporation or any of its subsidiaries, as the case may be, (ii) any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Corporation or any of its subsidiaries, as the case may be, or (iii) any law or statute, or any judgment, order, rule or ruling of any court or arbitrator or governmental authority, except in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, result in a Material Adverse Change; and the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement will not give rise to any lien in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or any of its subsidiaries or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties or assets;

(o)	no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of or with the performance by the Corporation of its obligations under this Agreement, except as required by Applicable Securities Laws with regard to the distribution of the Shares, if any, in the Offering Jurisdictions;

(p)	the Corporation is a reporting issuer (or equivalent) not in default of any requirement under the Canadian Securities Laws of the Qualifying Jurisdictions and is not included on the list of defaulting issuers maintained by the applicable Securities Commissions; the Corporation is subject to the reporting requirements of the U.S. Exchange Act and is current in its filings thereunder; no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(q)	no Securities Commission, stock exchange, any other securities regulatory authority, or any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in the Common Shares and no proceedings for that purpose have been initiated or are pending or to the knowledge of the Corporation, threatened or contemplated;

(r)	no stop order suspending the effectiveness of the Registration Statement has been issued under the U.S. Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by the SEC; and any request on the part of the SEC for additional information has been complied with;

(s)	the Common Shares that are currently issued and outstanding are listed and posted for trading on the TSX and are listed on the NYSE Amex and the Corporation is not in default of its listing requirements on the TSX or the NYSE Amex;

(t)	Computershare Trust Company of Canada at its principal offices in the city of Vancouver, British Columbia has been duly appointed as registrar and transfer agent for the Common Shares, and Computershare Trust Company, Inc. at its principal office in Golden, Colorado is the duly appointed U.S. co-transfer agent for the Common Shares;

(u)	there is no action, suit, proceeding, inquiry or investigation at law or in equity or before or brought by any court or Governmental Authority, domestic or foreign, existing, pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation of any of its subsidiaries or to which any of the Properties or assets thereof is subject, which is required to be disclosed in the Offering Documents and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in a Material Adverse Change, or which if determined adversely would reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. Neither the Corporation nor any of its subsidiaries is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which in the aggregate, would have or result in a Material Adverse Change or which would have a material adverse effect on the ability of the Corporation to perform its obligations under this Agreement;

(v)	the Corporation and each of its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Change; the Corporation and each of its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Change; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Change; and neither the Corporation nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of, failure to renew or imposition of a burdensome restriction under any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Change;

(w)	except as described in the Offering Documents or except as would not result in a Material Adverse Change, (A) neither the Corporation nor any of its subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, legal code, or any legally binding judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mould (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Corporation and each of its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws for their respective businesses as presently conducted and are each in substantial compliance with their requirements, (C) there are no pending or, to the Corporation’s knowledge, threatened administrative, regulatory or judicial actions, suits, claims, liens, actions concerning any non-compliance or violation, investigations or adversarial legal proceedings pursuant to any Environmental Law against the Corporation or any of its subsidiaries, (D) there are no orders for clean-up or remediation, or actions, suits or proceedings by any private party or governmental body or agency, against or affecting the Corporation or any of its subsidiaries alleging releases of Hazardous Materials or any violation of Environmental Laws, and (E) there has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any property now or previously owned, operated, used or leased by the Corporation or any of its subsidiaries or into the environment surrounding any such property of any Hazardous Materials with respect to which the Corporation or any of its subsidiaries has knowledge, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change;

(x)	With respect to information set forth in the Offering Documents: (i) information relating to the Corporation’s estimates of mineral reserves and mineral resources contained in the Offering Documents has been reviewed and verified by the Corporation or independent consultants to the Corporation for consistency with the Corporation’s most recently prepared mineral reserve and mineral resource estimates; (ii) the mineral reserve and mineral resource estimates have been prepared in all material respects in accordance with NI 43-101 by or under the supervision of a qualified person as defined therein; (iii) the methods used in estimating the Corporation’s mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices; (iv) the Corporation has duly filed with the applicable Canadian Securities Commissions in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 to be filed with the Canadian Securities Commissions and all such reports comply in all material respects with the requirements thereof; and (v) there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Corporation and its subsidiaries, taken as a whole, from the amounts disclosed in the Offering Documents other than as a result of mining activities undertaken in the ordinary course;

(y)	the Corporation and its applicable subsidiaries holds title to its properties and assets as described in the Offering Documents, including, without limitation, mineral leases, surface rights or leases, mining rights or claims or other conventional proprietary interests or rights recognized in the jurisdiction in which a particular property is located, free and clear of all liens, encumbrances and defects, except such as (i) are described therein, (ii) have been created in the ordinary course of business in connection with financing arrangements, (iii) do not materially affect the value of such properties or assets and do not materially interfere with the use made and proposed to be made of such properties and assets by the Corporation or such subsidiary, or (iv) are not material to the Corporation and its subsidiaries taken as a whole. Except as disclosed in the Offering Documents, or except as would not result in a Material Adverse Change: (i) no other property rights are necessary for the conduct of the Corporation’s business as presently conducted or as proposed to be conducted by the Corporation as described in the Offering Documents, and (ii) there are no material restrictions on the ability of the Corporation and the applicable subsidiaries to use or otherwise exploit any existing property rights. Neither the Corporation nor any of its subsidiaries has received any notice of any claim adverse to its ownership of any such properties or assets or of any claim against the continued possession of any such properties or assets, whether owned or held under lease or sublease by the Corporation or any such subsidiary, except as would not result in a Material Adverse Change;

(z)	except as otherwise disclosed in the Canadian Prospectus and the U.S. Prospectus, or any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, as the case may be, each of the Corporation and its subsidiaries has good and marketable title to all the properties and assets reflected as owned by each of them in the Canadian Prospectus and the U.S. Prospectus, or any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, claims and other defects, except such as do not individually or in the aggregate result in a Material Adverse Change. The real property, improvements, equipment and personal property held under lease by the Corporation or any subsidiary are held under valid and enforceable leases, with such exceptions as do not result in a Material Adverse Change;

(aa)	the Corporation and its consolidated subsidiaries have filed all necessary federal, provincial, state, local and foreign income and franchise tax returns, other than those which would not, individually or in the aggregate, result in a Material Adverse Change, and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except assessments against which appeals have been or will be promptly taken in good faith or as to which adequate reserves have been provided. Adequate charges, accruals and reserves have been made in the Financial Statements in respect of all federal, provincial, state, local and foreign income and franchise taxes for all periods as to which the tax liability of the

Corporation or any of its consolidated subsidiaries has not been finally determined;
(bb)	the Corporation is not a “passive foreign investment company” as such term is defined in the United States Internal Revenue Code of 1986, as amended;

(cc)	the Corporation has not taken, directly or indirectly, any action designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Shares;

(dd)	no relationship, direct or indirect, exists between or among any of the Corporation or any affiliate of the Corporation, on the one hand, and any director, officer, shareholder, customer or supplier of any of them, on the other hand, which would be required by the Applicable Securities Laws to be described in the Canadian Prospectus and the U.S. Prospectus, or any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, which is not so described;

(ee)	except as would not, individually or in the aggregate, result in a Material Adverse Change, no labour disturbance by or dispute with employees of the Corporation or any of its subsidiaries exists or, to the knowledge of the Corporation, is contemplated or threatened, and the Corporation is not aware of any existing or imminent labour disturbance by, or dispute with, the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers;

(ff)	the Corporation and each of its subsidiaries are insured by recognized insurers, all of which insurance is in full force or effect, or are self-insured against such losses and risks and in such amounts as are reasonable and consistent with sound business practice;

(gg)	neither the Corporation nor any of its subsidiaries is aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would result in a Material Adverse Change;

(hh)	neither the Corporation nor any of its subsidiaries nor, any employee or agent of the Corporation or any of its subsidiaries, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law including the Foreign Corrupt Practices Act of 1977, as amended or the Corruption of Foreign Public Officials Act (Canada), or made any payment to any foreign, Canadian, governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

(ii)	neither the Corporation nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Corporation

will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;
(jj)	except as contemplated by this Agreement, the Corporation has not paid or agreed to pay to any person any compensation for soliciting another to purchase any Shares;

(kk)	all outlooks or projections disclosed in the Offering Documents including any of the Documents Incorporated by Reference, when made, were prepared based upon reasonable assumptions in the circumstances and, with respect to financial outlooks or projections, using accounting principles consistent with the audited financial statements of the Corporation for the year ended December 31, 2008;

(ll)	the Corporation is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Canadian Prospectus and the U.S. Prospectus, will not be required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder;

(mm)	there are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution, delivery and performance of this Agreement or the issuance by the Corporation or sale by the Corporation of the Shares;

(nn)	no stamp duty, registration or documentary taxes, duties or other similar charges are payable under the federal laws of Canada or the laws of any province of Canada in connection with the creation, issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of any Shares by an Underwriter to U.S. residents;

(oo)	with respect to the stock options (the “Stock Options”) granted pursuant to the Corporation’s 2007 Share Option Plan (the “Option Plan”), (i) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Corporation (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each such grant was made in accordance with the terms of the Option Plan, Canadian Securities Laws and all other applicable laws and regulatory rules or requirements, including the rules of the TSX, (iii) the per share exercise price of each Stock Option was equal to or greater than the fair market value of a Common Share on the applicable Grant Date, and (iv) each such grant was properly accounted for in accordance with Canadian GAAP in the consolidated financial statements (including the related notes) of the Corporation and disclosed in the Corporation’s filings with Canadian securities regulatory authorities in accordance with Canadian Securities Laws and all other applicable laws. The Corporation has not knowingly granted, and there is no and has been no policy or practice of the Corporation of granting, Stock Options prior to, or otherwise coordinating the grant of Stock Options with, the release or other public announcement of material information regarding the Corporation or its subsidiaries or their results of operations or prospects; and
(pp)	any certificate signed by an officer of the Corporation and delivered to the Underwriters or to counsel for the Underwriters pursuant hereto shall be deemed to be a representation and warranty by the Corporation to the Underwriters as to the matters set forth therein.
Section 10. Covenants of the Corporation.
     The Corporation covenants and agrees with the Underwriters that:
(1)	between the date hereof and the date of completion of distribution of the Shares, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:
(a)	the issuance by any Securities Commission of any order suspending or preventing the use of any of the Offering Documents, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(b)	the issuance by any Securities Commission, the TSX or the NYSE Amex of any order having the effect of ceasing or suspending the distribution of the Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose;

(c)	the institution or threatening of any proceeding for any purposes described in subparagraphs (1)(a) or (b) of this Section 10;

(d)	the suspension of the qualification of the Shares in any of the Offering Jurisdictions; and

(e)	any requests made by any Securities Commission for amending or supplementing any of the Offering Documents or for additional information;
and the Corporation will use its reasonable best efforts to prevent the issuance of any order referred to in subparagraph 1(a) above or subparagraph 1(b) above, or any suspension referred to in subparagraph 1(d) above, and, if any such order is issued or any such suspension is involved, to obtain the withdrawal or termination thereof at the earliest possible time;

(2)	the Corporation will file promptly all reports and other documents required to be filed or furnished by the Corporation with applicable Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws subsequent to the date of the Canadian Prospectus and the U.S. Prospectus and for so long as the delivery of a prospectus is required in connection with the offer or sale of the Shares;

(3)	the Corporation will use its reasonable best efforts to have the Shares (A) conditionally approved for listing on the TSX, subject only to the satisfaction by the Corporation of customary post-closing conditions, and (B) approved for listing on the NYSE Amex, subject only to official notice of issuance, in each case by the Closing Time;

(4)	the Corporation will immediately notify the Underwriters, and confirm such notice in writing, of any filing made by the Corporation of information relating to the Offering with the Securities Commissions for the period hereof until completion of the distribution of the Shares;

(5)	the Corporation will not directly or indirectly, without the prior written consent of CIBC, such consent not to be unreasonably withheld: (a) issue, offer, sell, secure, pledge, grant any option, right or warrant to purchase or otherwise lend, transfer or dispose of (or agree to do any of such things or announce any intention to do any of such things) any Common Shares or any securities convertible into, or exchangeable or exercisable for, Common Shares; or (b) make any short sale, engage in any hedging transactions, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in this Section 10(5) is to be settled by delivery of Common Shares, other securities, cash or otherwise, for a period commencing on the date hereof and ending on the date that is 90 days after the Closing Date, except that the Corporation may (i) issue Common Shares pursuant to the Corporation’s Option Plan and 2005 Employee Share Purchase Plan in effect as of the date of this Agreement, (ii) issue Common Shares issuable upon the exercise of Stock Options outstanding as of the date of this Agreement or (iii) issue Common Shares or other securities convertible into Common Shares in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions provided that, the number of Common Shares issuable pursuant to this clause (iii) shall not exceed 10% of the outstanding Common Shares on the date of this agreement and, provided, further, that except in the circumstances of an unsolicited bid, any such securities issued may not be subsequently disposed of until 90 days after the date of this Agreement;

(6)	unless it obtains the prior written consent of CIBC, and each Underwriter, severally, and not jointly or jointly and severally, agrees that, unless it obtains the prior consent of the Corporation and the Underwriter, it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus. Each Underwriter,

severally, and not jointly or jointly and severally, agrees that, unless it obtains the prior written consent of the Corporation and the Underwriters, not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Corporation thereunder but for the action of such Underwriter; provided, however, that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus included in Schedule “D” hereto. Any such Issuer Free Writing Prospectus or Free Writing Prospectus consented to by the Underwriters or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus” The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping;

(7)	as soon as practicable, the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder; and

(8)	will use the net proceeds from the Offering as described in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.
Section 11. Conditions of Closing
     The obligations of the Underwriters under this Agreement shall be subject to the accuracy of the representations and warranties on the part of the Corporation set forth in Section 9 hereof as of the date hereof and as of the Closing Date as though then made, to the timely performance by the Corporation of its covenants and other obligations hereunder and to the following additional conditions:
(1)	the Underwriters receiving, at the Closing Time:
(a)	a favourable legal opinion, dated the Closing Date, from Torys LLP, the Corporation’s Canadian and U.S. counsel, in form and substance satisfactory to the Underwriters, as to matters of Canadian federal and provincial law and as to matters of New York law and United States federal law (who may rely on the opinions of local counsel acceptable to them and to the Underwriters’ counsel as to matters governed by the laws of jurisdictions in Canada other than the Province of Ontario and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others), addressed to the Underwriters and the Underwriters’ counsel with respect to the matters set out in Schedule “A”;

(b)	a favourable legal opinion, dated the Closing Date, from the Corporation’s Australian counsel, in form and substance satisfactory to the Underwriters, with respect to the Corporation’s Australian subsidiaries, including the incorporation and existence, qualification to carry on business, and authorized and issued share capital of such subsidiaries;

(c)	favourable title opinions, dated the Closing Date, from counsel reasonably acceptable to the Underwriters, in form and substance satisfactory to the Underwriters, with respect to each of the Kemess, Fosterville and Stawell mines and the Young-Davidson project;

(d)	legal opinions from Osler, Hoskin & Harcourt LLP and Skadden, Arps, Slate, Meagher & Flom LLP, dated the Closing Date, with respect to such legal matters as the Underwriters may reasonably request;

(e)	a letter dated the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors of the Corporation from KPMG LLP confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 6(1)(b) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably;

(f)	a certificate dated the Closing Date, addressed to the Underwriters (and, if necessary for opinion purposes, counsel to the Underwriters) and signed by officers of the Corporation acceptable to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation, solvency, all resolutions of the board of directors of the Corporation relating to this Agreement and the incumbency and specimen signatures of signing officers of the Corporation and such other matters as the Underwriters may reasonably request;

(g)	a certificate, dated the Closing Date and signed by the Chief Executive Officer and the Senior Vice-President and Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriters, certifying for and on behalf of the Corporation and not in their personal capacity, after having made reasonable enquiries, that: (i) the representations, warranties and covenants of the Corporation set forth in Sections 6(2) and 9 of this Agreement are true and correct with the same force and effect as though expressly made on and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; (ii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for such purpose have been instituted or are pending as, to the knowledge of such officers contemplated or threatened; (iii) no order, ruling or determination having the effect of suspending the sale or ceasing or suspending trading in the Shares or other securities of the Corporation has been issued and is continuing and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened; (iv) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken as a whole and no transaction has been entered into by the Corporation or any of its subsidiaries which is material to the Corporation and its subsidiaries taken as a whole, other than as disclosed in the Offering Documents; and (v) the Corporation has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;
(h)	evidence that the Shares have been (A) conditionally approved for listing on the TSX, subject only to the satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances and (B) approved for listing, subject only to official notice of issuance, on the NYSE Amex; and

(i)	executed lock-up agreements substantially in the form attached as Schedule “B” hereto from the persons listed in Schedule “C” hereto;

(j)	such other certificates and other documentation as the Underwriters may reasonably request; and
(2)	(i) no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened; and (ii) no order, ruling or determination having the effect of ceasing or suspending trading in the Shares or other securities of the Corporation shall have been issued and no proceedings for such purpose shall have been instituted or threatened.
Section 12. Closing
(1)	The purchase and sale of the Purchased Shares shall be completed at the Closing Time at the offices of Torys LLP, Suite 3000, 79 Wellington Street West, TD Centre, Toronto, Ontario, M5K 1N2 or such other place in Toronto as the Underwriters and the Corporation may agree upon. At the Closing Time, the Corporation shall deliver to the Underwriters one definitive share certificate in global form representing the Purchased Shares registered in the name of “CDS & Co.” or in such other name or names as CIBC may direct the Corporation in writing not less than 24 hours before the Closing Date. Delivery by the Corporation of the Purchased Shares shall be made against payment by the Underwriters to the Corporation of the aggregate purchase price for the Purchased Shares by wire transfer (to a bank account designated by the Corporation to the Underwriters at least 24 hours prior to the Closing Time or as otherwise agreed to by the Corporation and the Underwriters) in the City of Toronto, together with a receipt signed by CIBC for such global certificate. The parties agree that the Underwriters shall deduct from the aggregate purchase price payable to the Corporation an amount equal to the Underwriting Fee in respect of the Purchased Shares in satisfaction of the Corporation’s obligation to pay the Underwriting Fee in respect of such shares. The Underwriting Fee shall be allocated as follows:
(i) first, CIBC, as sole bookrunner, shall receive 5% of the aggregate Underwriting Fee as work fee;
(ii) second, the remainder of the aggregate Underwriting Fee shall be allocated as follows:

CIBC World Markets Inc.	40%
Scotia Capital Inc.	20%
Canaccord Capital Corporation	10%
Credit Suisse Securities (Canada), Inc.	5%
Genuity Capital Markets	5%
Merrill Lynch Canada Inc.	5%
Research Capital Corporation	5%
TD Securities Inc.	5%
UBS Securities Canada Inc.	5%

Total	100%
If a material change or a change in a material fact or discovery of an undisclosed material fact such as is contemplated in Section 8(1) hereof occurs after the Canadian Prospectus Supplement and U.S. Prospectus Supplement is filed and prior to the Closing Time in respect of which a Canadian Prospectus Amendment or U.S. Registration Statement Amendment has been filed in the Offering Jurisdictions, then, subject to Section 16 hereof, the Closing Time shall be at 8:00 a.m. (Toronto time) on the third business day following the later of: (i) the date on which all applicable filing or other requirements with respect to such material change, change in material fact or discovery of a material fact have been fulfilled in all of the Offering Jurisdictions and any appropriate receipts obtained therefor; and (ii) the date on which commercial copies of any Canadian Prospectus Amendment or U.S. Registration Statement Amendment have been delivered in accordance with Section 6(d) hereof; however, in no event shall the Closing Date be later than October 7, 2009.
(2)	The certificate in global form representing the Purchased Shares shall be delivered on behalf of the Underwriters to CDS Clearing and Depository Services Inc. (“CDS”), together with a direction to CDS with respect to the crediting of Shares to the accounts of the participants of CDS. The Corporation shall pay all fees and expenses payable to CDS in connection with the preparation, delivery and certification of the Purchased Shares contemplated hereunder.
Section 13. Over-Allotment Option
(1)	The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice. Upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 19 and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of the Corporation’s counsel in Toronto, Ontario or at such other place as may be agreed to by the Underwriters and the Corporation.

(3)	At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deliver or cause to be delivered to CIBC, on behalf of the Underwriters, one global certificate in definitive form representing the Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option, registered in the name of “CDS & Co.” (or such other name or names as the Underwriters notify the Corporation not less than 24 hours prior to the Option Closing Time) against delivery of a receipt for the certificate and payment by the Underwriters to the Corporation of $2.92 per Additional Share in respect of which the Underwriters are exercising the Over-Allotment Option. The parties agree that the Underwriters shall deduct from the aggregate purchase price payable to the Corporation an amount equal to the Underwriting Fee in respect of the Additional Shares in satisfaction of the Corporation’s obligation to pay the Underwriting Fee in respect of such shares.

(4)	The several obligations of the Underwriters to purchase the Additional Shares, if any, hereunder are subject to the delivery to CIBC on the Option Closing Date of opinions dated the Option Closing Date substantially similar to the opinions contemplated in Sections 11(1)(a)-(d), certificates dated the Option Closing Date substantially similar to the officer’s certificates contemplated in Section 11(1)(f) and Section 11(1)(g) and such other customary closing certificates and documents as CIBC may reasonably request with respect to the good standing of the Corporation and other matters related to the sale and issuance of the Additional Shares.

Section 14. Indemnification
     The Corporation shall protect and indemnify the Underwriters, their respective affiliates and each of the directors, officers, selling agents and employees of the Underwriters and their respective affiliates and each person, if any, who controls any Underwriter or any of their respective affiliates (collectively, the “Indemnified Parties”) from and against all liabilities, losses, claims, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by any Indemnified Parties in connection with defending or investigating any of the above, which legal fees and other expenses the Corporation shall reimburse such Indemnified Parties forthwith upon demand) in any way caused by, or arising directly or indirectly by reason of:
(1)	any information or statement (except any information or statement furnished by and relating solely to any of the Underwriters) contained in the Canadian Prospectus or the U.S. Prospectus, or any Canadian Prospectus Amendment or any Issuer Free Writing Prospectus, or, in each case, any Documents Incorporated by Reference or in any other document or material filed or delivered pursuant hereto, being or being alleged to be a misrepresentation (as defined in the Applicable Securities Laws) or an untrue statement of a material fact, or any omission or alleged omission to state therein any material fact (except Underwriter Information) required to be stated therein or necessary in order to make any statement therein, in the light of the circumstances under which it was made, not misleading;

(2)	any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or U.S. Registration Statement Agreement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading (except a statement, omission or misrepresentation relating solely to the Underwriter Information);

(3)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or by any other competent authority, based upon any untrue statement, omission or misrepresentation (as defined in the Applicable Securities Laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriter Information) in the Canadian Prospectus or the U.S. Prospectus, the Registration Statement, or any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, or, in each case, any Documents Incorporated by Reference or in any other document or material filed or delivered pursuant hereto preventing or restricting the trading in or the sale or Offering of the Shares or any of them or any securities of the Corporation in any of the Offering Jurisdictions;

(4)	the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(5)	any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement.
If any claim contemplated by this Section 14 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 14 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Corporation’s liability under this Section 14 to the extent that such failure or delay does not significantly prejudice the defence of the proceedings or increase the liability which the Corporation would otherwise have hereunder) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no settlement of any claim or admission of liability may be made by the Corporation without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within ten days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Corporation; or (iii) the named parties to any such suit include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Party which are different from or in addition to those available to the Corporation and that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (in which case the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party). It is understood, however, that the Corporation will, in connection with any one such action, suit or proceeding or separate but substantially similar or related actions, suits or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate law firm (in addition to any local counsel) at any time for all such Indemnified Parties not having actual or potential differing interests. It is the intention of the Corporation to constitute the Underwriters trustees for any Indemnified Parties that are not party to this Agreement and the Underwriters agree to accept such trust and to hold and enforce the rights and benefits of this Section 14 on behalf of such Indemnified Parties.
The right of indemnity will not enure to the Indemnified Parties if the Corporation has complied with Sections 6(1)(a) and 6(1)(b) and the person asserting any claim based on a violation, or alleged violation, of Canadian Securities Laws contemplated by this Section 14 was not provided with a copy of the Canadian Prospectus or any Canadian Prospectus Amendment which corrects any untrue or misleading statement or misrepresentation which is the basis of such claim and which was required under Canadian Securities Laws to be delivered by the Underwriters to such person.

Section 15. Contribution
(1)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 14 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation (the “Indemnifier”) and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated in Section 14 and suffered or incurred by the Indemnifier and one or more of the Underwriters in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate Underwriting Fee payable by the Corporation to the Underwriters bears to the aggregate purchase price of the Shares, and the Indemnifier is responsible for the balance, whether or not they have been sued together or sued separately. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate Underwriting Fee or any portion thereof actually received, and each Underwriter shall not in any event be liable to contribute, individually, any amount in excess of such Underwriter’s portion of the aggregate Underwriting Fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(2)	The rights to contribution provided in this Section 15 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(3)	In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:
(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in Section 15(1); and

(b)	the amount of the aggregate Underwriting Fee actually received by the Underwriters from the Corporation hereunder.
(4)	If any of the Underwriters has reason to believe that a claim for contribution may arise, it shall give the Indemnifier notice thereof in writing as soon as reasonably possible, but failure to notify the Indemnifier shall not relieve the Indemnifier of any obligation which it may have to the Underwriters under this Section 15.

(5)	With respect to this Section 15, the Indemnifier acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for the Indemnified Parties that are not party to this Agreement. For purposes of this Section 15, each person, if any, who controls an Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act and each Underwriter’s affiliates and selling agents shall have the same rights to contribution as such Underwriter and each person, if any, who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act shall have the same rights to contribution as the Corporation. The Underwriters’ respective obligations to contribute pursuant to this Section 15 are several in proportion to the percentages of Shares set forth opposite their respective names in Section 19 hereof and not joint.

(6)	The indemnity and contribution provisions in Sections 14 and 15 hereof shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnified Parties, acceptance by the Underwriters of any of the Shares and payment therefor, or any termination of this Agreement.
Section 16. Expenses
(1)	If this Agreement is terminated pursuant to Section 17, or if the sale of the Shares on the Closing Date is not consummated because of any refusal, inability or failure on the part of the Corporation to perform any agreement herein or to comply with any provision hereof, the Corporation agrees to reimburse the Underwriters upon demand for all out-of-pocket expenses that shall have been reasonably incurred by the Underwriters in connection with the proposed Offering of the Shares, including but not limited to fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges. In all other cases, such expenses shall be for the account of the Underwriters.

(2)	The Corporation agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation: (i) all expenses incidental to the issuance and delivery of the Shares (including all printing and engraving costs); (ii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares to the Underwriters; (iv) all fees and expenses of the Corporation’s counsel, independent public or certified public accountants and other advisors to the Company; (v) all costs and expenses incurred in connection with the preparation, printing, shipping and distribution of the Canadian Prospectus and U.S. Prospectus, any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, and this Agreement, (vi) the expenses of the Corporation and the Underwriters in connection with the marketing and offering of the Shares; and (vii) the cost of making the Shares eligible for clearance and settlement through the facilities of CDS.
Section 17. Termination by Underwriters in Certain Events.
(1)	Each of the Underwriters shall have the right to terminate its obligations hereunder, without any liability on such Underwriter’s part, by written notice to the Corporation and CIBC in the event that after the date hereof and at or prior to the Closing Time:
(a)	there should occur any material change or any change in any material fact or a new material fact shall arise, or any Underwriter becomes aware of any previously undisclosed material fact as contemplated by Section 8 hereof, which, in each case, in the opinion of the Underwriter, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the Shares;

(b)	there should develop, occur, come into effect or be announced any occurrence of national or international consequence or any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriter, acting reasonably, seriously adversely affects or involves or will seriously adversely affect or involve the financial markets or the business, operations or affairs the Corporation on a consolidated basis;

(c)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency, regulatory authority or other instrumentality including, without limitation, the TSX and the NYSE Amex or any Securities Commission involving the Corporation or there is a change of law which, in each case in the reasonable opinion of the Underwriter, operates to prevent, suspend or restrict the trading or distribution of the Shares;

(d)	trading generally shall have been suspended or materially limited on or by the New York Stock Exchange, the NYSE Amex, the Nasdaq Stock Market or the Toronto Stock Exchange; or

(e)	trading of any securities issued by the Corporation shall have been suspended on any exchange.
(2)	The Corporation agrees that all terms and conditions of this Agreement shall be construed as conditions and complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation, and the Corporation will use its commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure by the Corporation to comply with any of such conditions shall entitle each of the Underwriters to terminate their respective obligations to purchase the Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that each of the Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

(3)	The rights of termination contained in this Section 17 may be exercised by each Underwriter and are in addition to any other rights or remedies such Underwriter may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability under Sections 14, 15 and 16. A notice of termination given by an Underwriter under Sections 17 shall not be binding on any other Underwriter.
Section 18. Obligations of the Underwriters to be Several
     Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Shares shall be several, and not joint or joint and several. The percentage of the Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

CIBC World Markets Inc.	40%
Scotia Capital Inc.	20%
Canaccord Capital Corporation	10%
Credit Suisse Securities (Canada), Inc.	5%
Genuity Capital Markets	5%
Merrill Lynch Canada Inc.	5%
Research Capital Corporation	5%
TD Securities Inc.	5%
UBS Securities Canada Inc.	5%

Total	100%
In the event that any Underwriter shall exercise its rights of termination pursuant to Section 17 hereof or shall fail to purchase its applicable percentage of the Shares on the Closing Date, (a “Non-Purchasing Underwriter”), the other Underwriters shall have the right, but shall not be obligated, to purchase on a pro rata basis (or such other basis as they may agree) all of the percentage of the Shares, which would otherwise have been purchased by the Non-Purchasing Underwriter. In the event that such right is exercised, the other Underwriters that have not exercised their termination rights hereunder or that are not in default shall have the right to receive the Non-Purchasing Underwriter’s portion of the Underwriting Fee, as applicable, in full provided such Underwriters purchase all but not less than all of the Shares, which the Non-Purchasing Underwriter failed or refused to purchase, to the exclusion of the Non-Purchasing Underwriter, and to postpone the Closing Date for not more than three business days in order that any changes in the arrangements or documents for the purchase and delivery of the Shares may be made. In the event that such right is not exercised, the other Underwriters that have not exercised their termination rights hereunder or that are not in default shall be relieved of all obligations to the Corporation and the Corporation shall not be obliged to sell less than all the Shares and the Corporation shall be entitled to terminate its obligations under this Agreement except those under Sections 14, 15 and 16. Notwithstanding the foregoing, if the total number of Shares that one or more Non-Purchasing Underwriters has failed to purchase (the “Unpurchased Shares”) does not exceed 10% of all Shares, the Corporation shall be entitled to require each Underwriter to purchase the Unpurchased Shares pro rata according to the number of Shares each such Underwriter is acquiring on the Closing Date.

Section 19. Notices
     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,
If to the Corporation:
Northgate Minerals Corporation
18 King Street East
Suite 1602
Toronto, Ontario M5C 1C4
Attention: Jon A. Douglas
Facsimile: (416) 363-6392
In case of any Notice to the Corporation, with a copy to:
Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario
M5K 1N2
Canada
Attention: Kevin Morris
Facsimile: (416) 865-7380
and
Torys LLP
237 Park Avenue
New York, New York 10017
USA
Attention: Daniel Raglan
Facsimile: (212) 682-0200
If to the Underwriters, to CIBC on their behalf:
CIBC World Markets Inc.
161 Bay St, BCE Place
P.O. Box 500
Toronto, Ontario
M5J 2S8
Canada

Attention: Rick McCreary
Facsimile: (416) 594-8848
In case of any Notice to an Underwriter, with a copy to:
Osler, Hoskin & Harcourt LLP
Suite 6100, 100 King Street West
1 First Canadian Place
Toronto, Ontario
M5X 1B8
Attention: Jeremy Fraiberg
Facsimile: (416) 862-6666
and
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750
Toronto, Ontario
M5K IJ5
Attention: Riccardo Leofanti
Facsimile: (416) 777-4747
or to such other address as any of the persons may designate by notice given to the others in accordance with this Section 19.
     The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first business day following the day on which it is sent
Section 20. Authority of CIBC
     CIBC is hereby authorized by the other Underwriters to act on their behalf and the Corporation shall be entitled to and shall act on any communication given or agreement entered into by or on behalf of the Underwriters, which hereby represent and warrant that CIBC has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Sections 14 and 15, which consent shall be given by the Indemnified Party, a notice of termination or waiver pursuant to Section 17, which notice may be given by any of the Underwriters, or any amendment to this Agreement which must be signed by all of the

Underwriters. CIBC shall consult fully with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.
Section 21. No Advisory or Fiduciary Relationship
     The Corporation acknowledges and agrees that (a) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the public offering price of the Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or their shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may, be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.
Section 22. Miscellaneous
(a)	This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(b)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

(c)	Time shall be of the essence of this Agreement.

(d)	The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Shares.

(e)	All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Shares or any investigation by or on behalf of the Underwriters with respect thereto. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

(f)	This Agreement may be executed in counterparts and delivered by facsimile or email in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

(g)	In performing their respective obligations under this Agreement, the Underwriters shall be acting severally, and not jointly or jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(h)	In connection with the distribution of the Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

(i)	The Underwriters will use their reasonable best efforts to complete, and to cause the Selling Firms to complete, the distribution of the Shares as soon as possible and the Underwriters will promptly notify the Corporation in writing of the completion of the Offering of the Shares by the Selling Firms. After the Closing Time, the Underwriters will provide the Corporation with such information as it may require with respect to the proceeds realized in each of the Offering Jurisdictions from the distribution of the Shares for the purpose of payment of filing fees.

(j)	The provisions contained herein constitute the entire agreement among the parties and supersede all previous communications, representations, understandings and agreements among the parties with respect to the subject matter hereof, whether verbal or written.

(k)	If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement, and such void or unenforceable provision shall be severable from this Agreement.

     If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly, CIBC WORLD MARKETS INC.
By:	/s/ Rick McCreary
	Name:	Rick McCreary
	Title:	Managing Director, Head of Global Mining

SCOTIA CAPITAL INC.
By:	/s/ Jeffrey W. Richmond
	Name:	Jeffrey W. Richmond
	Title:	Managing Director

CANACCORD CAPITAL CORPORATION
By:	/s/ Jens Mayer
	Name:	Jens Mayer
	Title:	Executive Vice President and Managing Director

CREDIT SUISSE SECURITIES (CANADA), INC.
By:	/s/ Stephen Davy
	Name:	Stephen Davy
	Title:	Vice President

GENUITY CAPITAL MARKETS
By:	/s/ Gunnar Eggerston
	Name:	Gunnar Eggerston
	Title:	Principal

MERRILL LYNCH CANADA INC.
By:	/s/ Scott Langley
	Name:	Scott Langley
	Title:	Vice President

RESEARCH CAPITAL CORPORATION
By:	/s/ Howard Katz
	Name:	Howard Katz
	Title:	Managing Director

TD SECURITIES INC.
By:	/s/ Michael Faralla
	Name:	Michael Faralla
	Title:	Managing Director

UBS SECURITIES CANADA INC.
By:	/s/ David Shaver
	Name:	David Shaver
	Title:	Managing Director

Accepted and agreed to by the undersigned as of the date of this letter first written above.

NORTHGATE MINERALS CORPORATION
By:	/s/ Kenneth G. Stowe
	Name:	Kenneth G. Stowe
	Title:	President and Chief Executive Officer

SCHEDULE “A”
MATTERS TO BE ADDRESSED IN THE CORPORATION’S
CANADIAN AND U.S. COUNSEL’S OPINION
Canadian Counsel Opinion
(i)	the Corporation is a corporation existing under the laws of British Columbia, with the corporate power and authority to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and U.S. Prospectus and to perform its obligations under this Agreement;

(ii)	the Corporation’s authorized share capital consists of 100,000,000,000,000 Common Shares, 100,000,000,000,000 Class A preferred shares and 100,000,000,000,000 Class B preferred shares;

(iii)	no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body in the Provinces of Ontario or British Columbia or the laws of Canada applicable therein is required in connection with the execution and delivery by the Corporation of, and performance by the Corporation under, this Agreement, except such consents, approvals, authorizations, registrations or qualifications as have been obtained;

(iv)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Canadian Prospectus and the filing thereof with the Canadian Securities Commissions;

(v)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and to issue and deliver to the Underwriters the Purchased Shares and the Additional Shares, if any;

(vi)	this Agreement has been duly executed and delivered by the Corporation, and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(vii)	the execution and delivery of this Agreement and the performance of its obligations thereunder by the Corporation do not: (a) violate any provision of any law, statute, rule or regulation as presently in effect in the Provinces of Ontario or British Columbia or the federal laws of Canada applicable therein; or (b) conflict with or contravene any of the terms, conditions or provisions of the articles or by-laws or resolutions of the board of directors or shareholders of the Corporation;

(viii)	the TSX has conditionally approved the listing of the Shares to be delivered at the Closing Time subject only to the filing of documents in accordance with the requirements of the TSX on or before the date specified by the TSX;

(ix)	upon receipt of payment for the Purchased Shares to be delivered at the Closing Time in accordance with the terms of this Agreement, the Purchased Shares will be validly issued and outstanding as fully-paid and non-assessable common shares of the Corporation;

(x)	the Canadian Base Prospectus and the Canadian Prospectus Supplement, as of their respective dates, complied as to form in all material respects with the requirements of Canadian Securities Laws (in each case other than the Financial Statements, as to which such counsel need express no opinion);

(xi)	the Documents Incorporated by Reference in the Canadian Offering Documents (other than the Financial Statements, as to which such counsel need express no opinion), when they were filed with the Canadian Securities Commissions, complied as to form in all material respects with the requirements of Canadian Securities Laws;

(xii)	all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the Shares for distribution and sale in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration;

(xiii)	Computershare Trust Company of Canada has been duly appointed as the transfer agent and registrar for the Shares;

(xiv)	the statements under the headings “Eligibility for Investment”, “Certain Income Tax Considerations ¯ Certain Canadian Federal Income Tax Considerations For Canadian Residents” and “Certain Income Tax Considerations ¯ Certain Canadian Federal Income Tax Considerations For Non-Residents of Canada” in the Canadian Prospectus and in the Registration Statement under “Part II — Information Not Required to be Delivered to Officers or Purchasers — Indemnifications” are true and correct;

(xv)	the attributes of the Shares conform in all material respects with the description contained in the Canadian Prospectus Supplement under the heading “Description of Common Shares”;

(xvi)	the form of the definitive share certificate representing the Shares to be delivered at the Closing Time complies with the provisions of the articles and by-laws of the Corporation and the requirements of the BCBCA and has been duly approved by the Corporation.
Such counsel shall also state, in its capacity as Canadian counsel to the Corporation, that they have participated in conferences with representatives of the Corporation and with representatives of its independent accountants and counsel at which conferences the contents of the Canadian Prospectus and any amendment and supplement thereto and related matters were discussed and, although such counsel assume no responsibility for the accuracy, completeness or fairness of the Canadian Prospectus and any amendment or supplement thereto (except as expressly provided above), nothing has come to the attention of such counsel to cause such counsel to believe that the Canadian Final Prospectus (or any amendment or supplement thereto) as of its date, the Applicable Time and the Closing Date contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the Financial Statements and other financial information contained therein, as to which such counsel need express no belief). In addition, such counsel shall state that they do not know of any litigation or any governmental proceeding instituted or threatened against the Corporation that would be required to be disclosed in the Canadian Prospectus and that are not so disclosed.
U.S. Counsel Opinion
(i)	the Registration Statement, at the time it became effective, and the U.S. Prospectus, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder (in each case other than the financial statements or other financial data therein, as to which such counsel need express no opinion); and the Form F-X, as of its date, complied as to form in all material respects with the requirements of the U.S. Securities Act;

(ii)	the performance by the Corporation of its obligations under the Underwriting Agreement and the issuance and sale of the Shares being delivered on the Closing Date will not violate any Federal law of the United States, law of the State of New York or provision of the General Corporation Law of the State of Delaware applicable to the Corporation; provided, however, that for purposes of this paragraph, we express no opinion with respect to Federal or state securities laws, other antifraud laws, fraudulent transfer laws and the Employee Retirement Income Security Act of 1974 and related laws;

(iii)	all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Corporation under the Federal laws of the United States and the laws of the State of New York for the issuance, sale and delivery of the Shares by the Corporation to the Underwriters and the consummation by the Corporation of the transactions contemplated in the Underwriting Agreement have been obtained or made;

(iv)	the statements in the U.S. Prospectus under the heading “Certain Income Tax Considerations ¯ Certain U.S. Federal Income Tax Considerations for U.S. Holders”, insofar as such statements relate to provisions of U.S. federal tax law therein described, fairly summarize the matters referred to therein;

(v)	to the knowledge of such counsel, there are no documents that are required to be filed as exhibits to the Registration Statement and are not so filed;

(vi)	after giving effect to the offering and sale of the Shares, the Corporation will not be required to register as an “investment company”, as such term is defined in the Investment Company Act of 1940;

(vii)	the choice of Ontario law as the law governing this Agreement is a permissible choice of law under the laws of the State of New York, and in an action properly brought before a New York state court or a United States federal court sitting in the State of New York, Ontario substantive law would be applied in determining the respective rights and obligations of the parties thereto, provided that such court does not determine that the application of such law would violate the public policy of the State of New York; and

(viii)	under New York law, a New York state court or a United States federal court sitting in the State of New York will recognize as conclusive and enforce against the immediate parties a judgment for the payment of money rendered by an Ontario court under this Agreement to the same extent that such judgment would be recognized and enforced by a court in Ontario, except that the enforcement thereof may be subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally. For purposes of this opinion, a judgment of a court of Ontario will be conclusive under New York law only if: (a) the judgment was rendered under a system which provides impartial tribunals or procedures compatible with the requirements of due process of law; (b) the court of Ontario had personal jurisdiction over the defendant; and (c) the court of Ontario had jurisdiction over the subject matter of the case. Under New York law, a judgment of a court of Ontario will be recognized only if: (u) the defendant in the proceedings in the court of Ontario received notice of the proceedings in sufficient time to enable the defendant to defend; (v) the judgment was not obtained by fraud; (w) the cause of action on which the judgment is based is not repugnant to the public policy of the State of New York; (x) the judgment does not conflict with another final and conclusive judgment; (y) the proceeding in the court of Ontario was not contrary to an agreement between the parties under which the dispute in question was to be settled otherwise than by proceedings in that court; and (z) in the case of jurisdiction based only on personal service, the court of Ontario was not a seriously inconvenient forum for the trial of the action. With respect to the foregoing opinion, we bring to your attention that (i) effective enforcement of a foreign currency claim may be limited by requirements that the claim (or a foreign currency or foreign currency unit judgment in respect of such claim) be converted into United States dollars at a rate of exchange prevailing on a specified date and (ii) we express no opinion as to whether a New York state court or a United States federal court sitting in the State of New York would award a judgment in a currency other than U.S. dollars.
Such counsel shall also state, in its capacity as U.S. counsel to the Corporation, that they have participated in conferences with representatives of the Corporation and with representatives of its independent accountants and counsel at which conferences the contents of the Registration Statement and the U.S. Prospectus and any amendment and supplement thereto and related matters were discussed and, although such counsel assume no responsibility for the accuracy, completeness or fairness of the Registration Statement, the U.S. Prospectus and any amendment or supplement thereto (except as expressly provided above), nothing has come to the attention of such counsel to cause such counsel to believe that the Registration Statement, at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Prospectus (or any amendment or supplement thereto) as of its date, the Applicable Time and the Closing Date contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the Financial Statements and other financial information contained therein, as to which such counsel need express no belief). In addition, such counsel shall state that they do not know of any litigation or any governmental proceeding instituted or threatened against the Corporation that would be required to be disclosed in the U.S. Prospectus and that are not so disclosed.
In addition, such counsel shall state, in its capacity as U.S. counsel to the Corporation that (i) the Registration Statement has become effective pursuant to Rule 467(b) under the U.S. Securities Act; (ii) the U.S. Prospectus was filed with the SEC in the manner and within the time period required by General Instruction II.L of Form F-10; and (iii) no order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose or pursuant to Section 8A of the U.S. Securities Act against the Corporation or in connection with the offering is pending or, to the knowledge of such counsel, threatened by the SEC.

SCHEDULE “B”
FORM OF LOCK-UP AGREEMENT
September 30 , 2009
CIBC World Markets Inc.
on behalf of the Underwriters
named in the Underwriting Agreement
referred to below
c/o CIBC World Markets Inc.
161 Bay Street, BCE Place
P.O. Box 500
Toronto, Ontario
M5J 2S8
Dear Sirs/Mesdames:
The undersigned director or officer of Northgate Minerals Corporation, a British Columbia corporation (the “Corporation”), understands that an underwriting agreement (the “Underwriting Agreement”) dated September 24, 2009 has been executed and delivered by the Corporation and CIBC World Markets Inc. (“CIBC”), Scotia Capital Inc., Canaccord Capital Corporation, Credit Suisse Securities (Canada), Inc., Genuity Capital Markets, Merrill Lynch Canada Inc., Research Capital Corporation, TD Securities Inc. and UBS Securities Canada Inc. (collectively, the Underwriters”) providing for the public offering (the “Offering”) of common shares of the Corporation (“Common Shares”).
This Lock-up Agreement is being executed and delivered in accordance with Section 11(1)(i) of the Underwriting Agreement at the request of the Underwriters.
In consideration of the Underwriters’ agreement to purchase and make the Offering of the Common Shares, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of CIBC on behalf of the Underwriters, such consent not to be unreasonably withheld, the undersigned will not, during the period commencing on the date hereof and ending 90 days after the closing of the Offering, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the U.S. Securities and Exchange Commission or Canadian securities laws) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The foregoing paragraph shall not apply to transfers of Common Shares as a bona fide gift or gifts, provided that each recipient shall execute and deliver to CIBC an agreement substantially in the form of this Lock-up Agreement and that no filing by any party under the Securities Exchange Act of 1934, as amended, or Canadian securities laws or any other public announcement shall be required in connection with such transfer.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-up Agreement and that, upon request, the undersigned will execute any additional documents reasonably necessary or desirable in connection with the enforcement hereof. This Lock-up Agreement is irrevocable and shall be binding upon the successors, assigns, heirs and legal representatives of the undersigned.
This Lock-up Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Yours very truly,

[Name of Director or Senior Officer]

SCHEDULE “C”
PERSONS SUBJECT TO LOCK-UP AGREEMENTS
1.	All directors of the Corporation.

2.	All officers of the Corporation that file insider reports under Canadian Securities Laws.

SCHEDULE “D”
ISSUER FREE WRITING PROSPECTUS
The Free Writing Prospectus containing the terms of the Offering filed with the SEC by the Corporation on September 22, 2009.